

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2024

Marcus Glover
Chief Financial Officer
Bally's Corporation
100 Westminster Street
Providence, RI 02903

  Re: Bally's Corporation
    Form 10-K for the year ended December 31, 2023
    File No. 001-38850

Dear Marcus Glover:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction